Mailstop 3561

August 3, 2007

<u>Via U.S. Mail</u>

Terry B. Renoux
President, Consumer Finance
First Tennessee Bank National Association
4000 Horizon Way
Irving, TX 75063

Re: First Horizon ABS Trust 2006-HE2
**   Form 10-K for the fiscal year ended December 31, 2006**
**   Filed April 2, 2007**

**   Form 10-D for the monthly distribution period from December 2, 2006 to**
**   January 1, 2007**
**   Filed February 9, 2007**
**   File No. 333-132046-18**

Dear Mr. Renoux,

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                        Sincerely,

                                        Max A. Webb
                                        Assistant Director

cc: Mark W. Harris, Esq.
        Andrews Kurth LLP
        via facsimile: 214.659.4773